ODYSSEY MARINE EXPLORATION, INC.

5215 West Laurel Street

Tampa, Florida 33607

July 3, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Susan Block, Attorney-Advisor

Re:	Odyssey Marine Exploration, Inc.

Registration Statement on Form S-3

SEC Registration No.: 333-181310

Dear Ms. Block:

On behalf of Odyssey Marine Exploration, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Friday, July 6, 2012, at 5:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to David M. Doney at Akerman Senterfitt, our counsel, at (813) 209-5070.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Michael J. Holmes

Michael J. Holmes
Chief Financial Officer